Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
June 8, 2009
Mr. Larry Greene
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Van Kampen Series Fund, Inc.— Registration Statement on Form N-14 (the “Registration Statement”) (File Nos. 333-156336)
Dear Mr. Greene:
     Thank you for your telephonic comments of January 28, 2009 regarding Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 for Van Kampen Series Fund, Inc. (the “Registrant”) in connection with the reorganization of Van Kampen Global Value Equity Fund (the “Target Fund”) into Van Kampen Global Franchise Fund (the “Acquiring Fund”) (collectively, the “Funds”), each a series of the Registrant, filed with the Securities and Exchange Commission (the “Commission”) on December 24, 2008 under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). On behalf of the Registrant, we have provided our response to your comments below. Where changes were necessary in response to your comments, they are reflected in the Registrant’s Post-Effective Amendment No. 1 to its Registration Statement on Form N-14 which was filed pursuant to Rule 485(b) under the Securities Act via EDGAR on June 5, 2009.

Comment 1	Please supplementally confirm that the Registrant has made the filings required by Rule 17g-1 of the 1940 Act.

Response 1	The Registrant confirms that it filed the information required by Rule 17g-1 of the 1940 Act with the Commission via EDGAR on August 22, 2008

Comment 2	Please supplementally state whether the Target Fund has supplemented its prospectus to disclose that its Board of Directors has approved an Agreement and Plan of Reorganization related to such Fund.

Response 2	The Target Fund filed a supplement to its prospectus dated November 1, 2008 disclosing the proposed reorganization of the Target Fund into the Acquiring Fund with the Commission via EDGAR on November 21, 2008.

Comment 3	Please supplementally confirm whether the Target Fund and the Acquiring Fund compute their net asset values in the same manner.

Response 3	The Target Fund and the Acquiring Fund compute their net asset values in the same manner.

Comment 4	In the Q&A section, in the Answer to the eighth question, please (i) disclose the total amount and percentage of the reorganization expenses that will be paid by each of the Target Fund and the Acquiring Fund and (ii) reconcile the disclosure in such Answer with the following disclosure in the section entitled “Information About the Reorganization — Expenses of the Reorganization”: “...the expenses incurred for the Reorganization will be allocated among the Funds and the Adviser based generally on the quantifiable benefits to each party, which for the Funds is based on any estimated savings in net operating expenses as shown above in “Comparison of Funds — Expenses.”

Response 4	The Registrant has revised the disclosure as requested.

Comment 5	In the Capitalization Table in the section entitled “Comparison of the Funds — Capitalization,” please add a separate column to show any adjustments.

Response 5	The only adjustment that has been made is with respect to the expenses of the reorganization, which, consistent with responses to previous Staff comments and Van Kampen’s practice, the Registrant has footnoted to the Capitalization Table. The Registrant respectfully believes that the footnote provides shareholders with a clear understanding of such adjustment and that a separate column is not necessary.

Comment 6	Funds with names that include the word “global,” which suggests broad diversification throughout the world, should disclose policies that reflect the intent to invest a substantial portion of their assets in a number of countries throughout the world. See Investment Company Act Release No. 24828 (January 17, 2001). Please ensure that each Fund’s policies are in accordance with the Staff’s aforementioned policy.

Response 6	Each Fund has the following investment policy, which the Funds believe is consistent with published Staff Guidance:

Under normal market conditions, the Fund invests at least 65% of its total assets in issuers from at least three countries (including the U.S.).

The Acquiring Fund notes also that as of both its last semi-annual report dated December 31, 2007 and its last annual report dated June 30, 2008, approximately 70% of the Acquiring Fund’s assets were invested in eight countries, not including the U.S.

Comment 7	In the Q&A section, in the Answer to the fifth question, it states that “[i]f you currently hold certificates representing shares of the Target Fund it is not necessary to return such certificates; however, shareholders may want to present such certificates to receive certificates of the Acquiring Fund (to simplify substantiation of and to preserve the tax basis of separate lots of shares).” Please disclose whether a Target Fund shareholder’s return of Target Fund certificates inhibits such shareholder’s ability to redeem shares of the Acquiring Fund received in the reorganization at a later date.

Response 7	The Registrant has added the disclosure as requested.

Comment 8	Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please reformat the disclosures appearing in all capital letters on the prospectus cover, as well as similar disclosure appearing elsewhere in the filing. Please use a different means to make the disclosure prominent (e.g., bold).

Response 8	The Registrant notes that the disclosure referenced appears in boldface type, as requested.

Comment 9	In the section entitled “Summary — Background and Reasons for the Reorganization,” please add disclosure that gives the reasons for the proposed reorganization.

Response 9	The Registrant respectfully submits that the current disclosure adequately presents the reasons for the proposed reorganization. Such disclosure currently states the following:

After careful consideration, the [b]oard believes that the [r]eorganization would be in the best interests of the Target Fund’s shareholders because it would permit the shareholders of the Target Fund to (i) achieve certain economies of scale from the larger net asset size of the combined fund and the potentially lower operating expenses (excluding any fee waivers) associated therewith, (ii) eliminate the duplication of services and expenses that currently exists as a result of the separate operations of the Funds and (iii) obtain potentially lower portfolio transaction costs.

Thus, the Registrant does not believe that additional disclosure is necessary.

Comment 10	In the fourth sentence of the second paragraph in the section entitled “Summary — Background and Reasons for the Reorganization,” please remove the duplicative word “investment.”

Response 10	The Registrant has deleted the duplicative word as requested.

Comment 11	In the last sentence of the third paragraph in the section entitled “Summary — Background and Reasons for the Reorganization,” please give the current asset size of each Fund.

Response 11	The Registrant has added a cross reference to the Capitalization Table in the section entitled “Comparison of the Funds — Capitalization,” which provides such information.

Comment 12	In the second paragraph in the section entitled “Comparison of the Funds — Principal Investment Strategies,” the disclosure states the Funds invest in real estate investment trusts and derivatives, including swaps. If such investments are affected by the recent subprime market turmoil, please add adequate risk disclosure of such.

Response 12	Subprime market risk is not a principal investment risk for the either Fund and thus the Registrant respectfully believes that additional disclosure is not necessary.

Comment 13	In the second paragraph in the section entitled “Comparison of the Funds — Principal Investment Strategies,” with respect to the Target Fund’s 80% policy, please state that such Fund “will notify shareholders in writing at least 60 days prior to the change...”. [emphasis added]

Response 13	The Registrant has added the requested disclosure.

Comment 14	In the last sentence of the paragraph in the section entitled “Comparison of the Funds — Other Investment Policies, Practices and Restrictions,” it states that the Acquiring Fund may sell securities short. If such activity is significant for such fund, please add a line item in the Fee Table in the section entitled “Comparison of Funds — Expenses” for dividend payments on short sales.

Response 14	Such activity is not currently a principal investment strategy of the Acquiring Fund and thus, the Registrant respectfully believes that a separate line item in the Fee Table for dividend payments on short sales is not necessary.

Comment 15	Please revise the section entitled “Comparison of the Funds — Expenses” so that the footnotes appear after the “Example.”

Response 15	The Registrant respectfully submits that the disclosure under “Comparison of the Funds — Expenses,” as currently presented, complies with the requirements of Item 3 of Form N-1A. Specifically, the Registrant believes that moving the footnotes to the Expense Table to after the Example and accompanying text would hinder shareholders’ ability to comprehend the information presented in the Expense Table.

Comment 16	In the Pro Forma Schedule of Investments, please mark any securities that will be required to be sold as a result of the proposed reorganization or provide disclosure to the effect that no securities will be required to be sold as a result of the proposed reorganization.

Response 16	The Registrant respectfully submits that the following disclosure currently appears in the second paragraph on the cover page entitled “Appendix C: Pro Forma Financial Statements”:

It is not anticipated that Van Kampen Global Franchise Fund will sell any securities of Van Kampen Global Value Equity Fund acquired in the [r]eorganization other than in the ordinary course of business.

Thus, the Registrant does not believe that additional disclosure is necessary.
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     In connection with the effectiveness of the Registration Statement, the Registrant acknowledges that the disclosure included in the Registration Statement is the responsibility of the Registrant. The Registrant further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions concerning our responses to your comments, please direct them to Elisa Mitchell at (630) 684-6724 or the undersigned at (312) 407-0863.

Sincerely,

/s/ Charles B. Taylor